United States Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 132-02847

INTER & Co, INC.
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant’s executive offices)

Maples Corporate Services Limited, PO Box 309, Ugland House,
Grand Cayman, KY1-1104, Cayman Islands.
(Address of registered executive offices)

Av Barbacena, 1,219, 22nd Floor
Belo Horizonte, Brazil, ZIP Code 30 190-131
(Address of principal executive office)
Telephone: +55 (31) 2138-7978

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Event Presentation

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTER & Co, INC.
By:	/s/ Rafaela de Oliveira Vitoria
	Name:	Rafaela de Oliveira Vitoria
	Title:	Head of Investor Relations
Date: August 20, 2026